

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 8, 2009

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Corporation
1050 Westlakes Drive
Berwyn, Pennsylvania 19312

> **Re: Tyco Electronics Ltd.**
> **Registration Statement on Form S-4**
> **Amended April 8, 2009**
> **File No. 333-156927**

Dear Mr. Scott:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   We may have further comments after we complete our analysis of your response to comment 1 of our April 3, 2009 letter.

Exhibit 5.1

2.   We note that, in response to prior comment 4, you state that you do not intend to file a revised opinion as an exhibit to the post-effective amendment. However, several of the statements of uncertainty and conditions in the current exhibit

appear to be inappropriate for the post-effective amendment. For example, we note:

- the statement in the opinion that the nominal amount of the shares is to be determined by a shareholders' meeting;
- the statement in the opinion that the registration of the shares in the commercial register in Switzerland will occur "when the Company becomes incorporated under the laws of Switzerland;" and
- the condition to the opinion in the third paragraph stating "if the Swiss Continuation is completed in the manner described in the Registration Statement."

We understand that the events mentioned in these statements and conditions will be completed before the post-effective amendment will be filed. Therefore, the opinion filed with that amendment should not include such statements and conditions. Please confirm that the post-effective amendment will include an opinion that does not include such statements of uncertainty or conditions.

3.   Given the first sentence of the second paragraph of this exhibit, it is unclear how you responded to prior comment 7. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

4.   We note the reference to opinions in the last sentence of the second paragraph. It remains unclear whether counsel is assuming conclusions of law; see prior comment 3. If counsel is relying on an opinion of other counsel, the other opinion must be filed with your registration statement; however, see Rule 436(f).

5.   We note that the third paragraph of the opinion refers only to shares outstanding immediately after the Swiss Continuation. It is unclear whether the opinion addresses all securities included in the Fee Table of your Form S-4. For example, we note your revised disclosure – like on page 16 – regarding the need to exchange certificates. Please revise or advise.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Robert A. Scott
Tyco Electronics Ltd.
April 8, 2009
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                  Sincerely,

                                  Russell Mancuso
                                  Branch Chief

cc (via fax):   Ellen J. Odoner
                  P.J. Himelfarb
                  Weil, Gotshal & Manges LLP